March 25, 2010

VIA U.S. MAIL
Thomas J. Loftus, Esq.
John Hancock Life Insurance Company
601 Congress Street
Boston, MA 02210-2805

Re: John Hancock Life Insurance Company (U.S.A) ("JHUSA")
     Separate Account H
     Initial Registration Statement on Form N-4
     File Nos. 333-164953 and 811-4113

     John Hancock Life Insurance Company of New York ("JHNY")
     Separate Account A
     Initial Registration Statement on Form N-4
     File Nos. 333-164954 and 811-6584

Dear Mr. Loftus:

        The staff has reviewed the above-referenced joint registration statement which the
Commission received on February 17, 2010. The filing received a full review. Based on
this review, we have the following comments on the filing:

1. General

    a. The contract name on the front cover page of the prospectus is AnnuityNote
    Portfolio C Share, but the EDGAR class identifier associated with the contract is the
    AnnuityNote Portfolio. Please reconcile.

    b. Please clarify supplementally whether there are any types of guarantees or support
    agreements with third parties to support any of the company's guarantees under the
    policy (other than reinsurance agreements) or whether the company will be solely
    responsible for paying out on any guarantees associated with the policy.

2. Overview

    Please disclose that the prospectus describes all material features and benefits of the
    contract.

3. <u>Fee Tables</u>

Footnote numbers 2 and 3 appear to be reversed. Please revise.

4. <u>Fund Expenses</u>, page 9

Please provide completed fund expense information to the staff via an EDGAR correspondence filing as soon as these figures are available.

5. <u>Rating Agencies, Endorsements and Comparisons</u>, page 10

Please advise why you have included the discussion about advertisements contained in the second and third paragraphs.

6. <u>Withdrawals after the Lifetime Income Date - Excess Withdrawals</u>, page 20

Please emphasize that when you reduce the Lifetime Income Amount due to an Excess Withdrawal, you do so by the entire amount of the Excess Withdrawal, not just the amount by which it exceeded the Lifetime Income Amount.

7. <u>Appendix A: John Hancock USA AnnuityNote Exchange Program</u> page A-1

Please bold the disclosure in the fourth bullet point under Important Considerations that "[]i]f your qualifying contract is "in the money" ... your Lifetime Income Amount in the New Contract may be re-established based upon the lower amount, divesting you of the benefit of your guarantee under the qualifying contract."

8. <u>Tandy Comment</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. Notwithstanding our comments, in the event the fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * ** ** * * * * * * * * * * *

Responses to these comments should be made in a letter to me and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please explain your position in the letter.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, both the registrant and its underwriter must request acceleration of the effective date of the registration statement.

If you have any questions, please phone me at (202) 551-6751. Mail or deliveries should be addressed to 100 F Street, NE, Washington DC 20549-8629.

Sincerely,

Alison White
Senior Counsel
Office of Insurance Products